# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cable One, Inc., CIK 0001632127
CUSIP: 12685J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 210 E. Earll Drive, Phoenix, Arizona (AZ), 85012
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-122036
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 476,510; sole dispositive power 0; shared dispositive power 477,500; aggregate amount beneficially owned 477,500 (8.4% of the class)
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 418,119; sole dispositive power 0; shared dispositive power 418,119; aggregate amount beneficially owned 418,119 (7.4% of the class)
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 476,510; sole dispositive power 0; shared dispositive power 477,500; aggregate amount beneficially owned 477,500 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Cable One, Inc.
Address of issuer's principal executive offices: 210 E. Earll Drive, Phoenix, AZ 85012

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 477,500 shares
This is composed of (i) 278,100 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 80,798 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 29,821 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 29,300 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 59,481 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 418,119 shares
This is composed of (i) 278,100 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 80,798 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 29,821 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 29,300 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 100 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 477,500 shares
This is composed of (i) 278,100 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 80,798 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (iii) 29,821 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 29,300 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 59,481 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Cogence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Cogence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C. and the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 476,510 shares and the shared power to dispose or direct the disposition of 477,500 shares, the 477,500 shares as described above constituting 8.4% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 477,500 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 8.4%
D. E. Shaw & Co., L.L.C.: 7.4%
David E. Shaw: 8.4%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 476,510 shares
D. E. Shaw & Co., L.L.C.: 418,119 shares
David E. Shaw: 476,510 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 477,500 shares
D. E. Shaw & Co., L.L.C.: 418,119 shares
David E. Shaw: 477,500 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated August 14, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (08/14/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (08/14/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (08/14/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.